SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 23, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 790TH BOARD OF DIRECTORS' MEETING

On June 5, 2014, at 9:00 a.m., as ordinarily called by the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, pursuant to the caput of Article 12 of the Company’s Bylaws, the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo met in the conference room of the Company’s headquarters, at Rua Costa Carvalho nº 847, in São Paulo City, after the meeting was called to order,  Mauro Arce greeted all those present, justified the absence of Board member Jerônimo Antunes and appointed Marli Soares da Costa to serve as Executive Secretary of the Board of Directors. Subsequently, the Chairman of the Board of Directors stated that Board members Francisco Vidal Luna and Luís Eduardo de Assis had signed the Instrument of Investiture and the other documents required by the applicable legislation on May 20, 2014, being able to exercise their duties. (...)

He then offered the floor to the Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso, and to the Head of Capital Markets and Investor Relations, Mário Azevedo de Arruda Sampaio, so that they could explain item 2 of the agenda: To approve the specific conditions applicable to the 19th Debenture Issue (time: 20’), based on the Proposal to the Board of Directors dated June 4, 2014, the Board of Executive Officers’ Resolution 0193/2014, dated June 4, 2014, Internal Communication FI-024/2014, and a PowerPoint presentation, which have been duly distributed and filed at the Company’s headquarters. (...) The topic was discussed and voted on, and the Board members unanimously approved, pursuant to article 59, paragraph 1 of Law 6404/76, as amended ("Brazilian Corporate Law"), and in accordance with items X and XIII of article 13 of the Bylaws, in addition to the general conditions of the 19th debenture issue approved by the 789th Board of Directors’ Meeting, held on May 14, 2014, the conditions applicable to the 19th issue of non-convertible unsecured debentures, in a single series, for public distribution with restricted placement efforts, pursuant to CVM Instruction 476, of January 16, 2009 (“Debentures” and “CVM Instruction 476”, respectively), as described below:

1)     Issuer: Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Issuer”).

2)     Issue Amount: Five hundred million reais (R$ 500,000,000.00).

3)     Number of Series: The issue will be held in a single series.

4)     Type:  Unsecured.

5)     Date of Issue: For all legal purposes, the date of issue shall be June 20, 2014 (“Date of Issue”).

6)     Type, Form and Convertibility: The Debentures will be registered, book-entry, non-convertible and without the issue of certificates.

7)     Amount: Fifty thousand (50,000) Debentures will be issued.

8)     Nominal unit value: Ten thousand reais (R$10,000.00) on the Date of Issue (“Nominal Unit Value”).

9)     Placement and Distribution Procedure: The Debentures will be distributed via a public offering with restricted efforts, pursuant to CVM Instruction 476, under a firm placement guarantee, intermediated by Votorantim Corretora de Títulos e Valores Mobiliários Ltda. and Banco Santander (Brasil) S.A. The coordinators of the Debenture offering may identify a maximum of fifty (50) qualified investors, and the Debentures may be subscribed to or acquired by a maximum of twenty (20) qualified investors.  In accordance with Article 6 of CVM Instruction 476, the public offering with restricted placement efforts is automatically exempt from registration with the Brazilian Securities and Exchange Commission (CVM).

10) Subscription Price and Payment: The Debentures will be subscribed and paid in, in the primary market, at the Nominal Unit Value, plus Remuneration, calculated proportionally from the Date of Issue to the actual date of subscription and payment, with goodwill or negative goodwill, if applicable, at the moment of subscription of the respective Debentures. The goodwill or negative goodwill will be the same for all those that subscribe to and pay in the Debentures on the actual date of subscription and payment, pursuant to the Debenture Indenture ("Indenture") and the applicable settlement rules and procedures of CETIP S.A. – Mercados Organizados (“CETIP”). The Debentures will be paid in in cash in local currency on the subscription date through CETIP21 – Títulos e Valores Mobiliários (“CETIP21”), managed and operated by CETIP, as of the date for the beginning of distribution of the Debentures.

11) Monetary Restatement: The Nominal Unit Value will not be restated by any index.

12) Remuneration: The Debentures will be entitled to remuneration (“Remuneration”), corresponding to one hundred percent (100%) of the accumulated variation of the average one-day Interbank Deposit Rate – DI, extra-grupo (“DI Rate”), expressed as an annual percentage, based on a year of two hundred and fifty-two (252) business days, calculated and disclosed by  the CETIP on its daily bulletin available on its website (http://www.cetip.com.br), plus the spreads or surcharges listed below, in accordance with the period: (i) zero point eight percent (0.80%) per year, based on year of two hundred and fifty-two (252) business days, in the period between the Date of Issue, inclusive, and December 20, 2014, exclusive (“First Capitalization Period”); (ii) zero point eight percent (0.80%) per year, based on a year of two hundred and fifty-two (252) business days, in the period between December 20, 2014, inclusive, and June 20, 2015, exclusive (“Second Capitalization Period”); (iii) zero point ninety-eight percent (0.98%) per year, based on a year of two hundred and fifty-two (252) business days, in the period between June 20, 2015, inclusive, and December 20, 2015, exclusive (“Third Capitalization Period”); (iv) one point zero four percent (1.04%) per year, based on a year of two hundred and fifty-two (252) business days, in the period between December 20, 2015, inclusive, and June 20, 2016, exclusive (“Fourth Capitalization Period”); (v)  one point zero six percent (1.06%) per year, based on a year of two hundred and fifty-two (252) business days, in the period between June 20, 2016, inclusive, and December 20, 2016, exclusive (“Fifth Capitalization Period”); and (vi) one point zero eight percent (1.08%) per year, based on a year of two hundred and fifty-two (252) business days, in the period between December 20, 2016, inclusive, and the Debentures' maturity date (“Sixth Capitalization Period”); each of these Capitalization Periods will be indistinctly referred to as “Capitalization Period”; Remuneration will be exponentially and cumulatively calculated, proportionally to the number of business days elapsed, on the Nominal Unit Value, from the Date of Issue or the last Remuneration payment date, as applicable, and paid at the end of each Capitalization Period.

13) Term: Except for the events of voluntary acquisition, total voluntary early redemption and/or early maturity, if applicable, as defined in the Indenture, the Debentures will mature in three (3) years as of the Date of Issue, i.e. June 20, 2017 (“Maturity Date”).

14) Guarantee: None.

15) Amortization: Except for the events of voluntary acquisition, total voluntary early redemption, extraordinary voluntary partial amortization and/or early maturity, as defined in the Indenture, the Debentures will be amortized in a single installment, at an amount corresponding to the Nominal Unit Value or the Nominal Unit Value balance, as applicable, on the Maturity Date.

16) Payment Location: The payments arising from the Debentures will be made by the Issuer on the respective maturity date, using, as applicable: (a) the procedures adopted by CETIP for the Debentures held in electronic custody by CETIP; and/or (b) the procedures adopted by the liquidator bank for the Debentures that are not held in custody by CETIP (“Payment Location”).

17) Maturity Extension: The maturities of any obligation arising from the Debentures will be extended until the subsequent business day if the due date falls on a weekend or bank holiday in the payment location of the Debentures or in the city or state of São Paulo, without any increase in the amounts to be paid, except for payments to be made through CETIP, in which case an extension is granted only when the due date falls on a national holiday, Saturday and/or Sunday.

18) Allocation of Funds: The proceeds from the Debenture Issue will be allocated to the payment of the Issuer's financial commitments due in 2014 and 2015.

19) Registration for Placement and Trade: The Debentures will be registered for (a) public distribution in the primary market through the Asset Distribution Module – MDA (“MDA”), managed and operated by CETIP, and the distribution will be financially settled through CETIP; and (b) trading in the secondary market through CETIP21, managed and operated by CETIP, and the trades are financially settled and the Debentures are held in electronic custody by CETIP.

20) Voluntary Acquisition: The Issuer may, at any time, acquire outstanding Debentures, pursuant to the terms of paragraph 3, article 55 of Brazilian Corporate Law.  The Debentures acquired by the Company may be: (i) cancelled, through a resolution by the Issuer; (ii) held in the Issuer’s treasury; or (iii) once again placed in the market.  The Debentures acquired by the Issuer to be held in treasury, if and when they are again placed in the market, will be entitled to the same remuneration of other outstanding Debentures.

21) Total Voluntary Early Redemption: The voluntary early redemption of the Debentures may occur at any time, at the Issuer's discretion, as of the twelfth (12th) month from the Date of Issue, i.e. June 20, 2015, inclusive, for all outstanding Debentures ("Total Early Redemption").  The Total Early Redemption will take place through the payment of the Nominal Unit Value plus Remuneration, calculated proportionally, from the Date of Issue or the last Remuneration payment date, as applicable, to the actual date of redemption, without any additional redemption premium, pursuant to the procedure adopted by CETIP for the Debentures held in electronic custody by CETIP and the other procedures laid out in the Indenture. The Debentures redeemed in accordance with the terms of the Indenture will be cancelled by the Issuer.

22)  Extraordinary Voluntary Partial Amortization: The extraordinary voluntary partial amortization of the Debentures may occur at any time, at the Issuer’s discretion, as of the twelfth month (12th) from the Date of Issue, i.e. June 20, 2015, inclusive (“Extraordinary Partial Amortization”). The Extraordinary Partial Amortization shall be preceded by a written notice to the Fiduciary Agent at least twenty (20) days prior to the payment of the Extraordinary Partial Amortization and limited to ninety percent (90%) of the Nominal Unit Value or the Nominal Unit Value balance, as applicable, plus Remuneration and other charges due and not paid until the date of the Extraordinary Partial Amortization, without any premium, pursuant to the other procedures in the Indenture.

23) Default Charges: Without prejudice to Remuneration, if there is any delay in the payment of any amount due to the Debenture holders, the late payments will be subject to a fine of two percent (2%) of the amount due and interest on arrears calculated from the date of the default to the date of actual payment, at one percent (1%) per month on the overdue amount, regardless of any court or out-of-court notice or notification, in addition to any collection expenses incurred by the Debenture holders.

24) Early Maturity Events: The Debentures will have their early redemption declared if the cases laid out in the Indenture, as negotiated with the Coordinators of the Debentures Issue.

25) Renegotiation: The Debentures shall not be renegotiated.

The Board of Directors hereby authorizes the members of the Company’s Board of Executive Officers to take any and all measures related to the 19th issue of non-convertible, unsecured debentures, in a single series, in accordance with the governing law and the Bylaws, and ratifies all previous measures related to the 19th debentures issue taken by the Board of Executive Officers. (...)

These minutes, after being approved, were signed by all attending Board members. Mauro Guilherme Jardim Arce, Alberto Goldman, Cláudia Polto da Cunha, Dilma Seli Pena, Francisco Vidal Luna, Luís Eduardo de Assis, Reinaldo Guerreiro and Walter Tesch.

This is a free English translation of the original minutes drawn up in the Book of Minutes of Board of Directors’ Meetings. São Paulo, June 5, 2014. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors. Marli Soares da Costa, Executive Secretary of the Board of Directors.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

COMPANY REGISTRY (NIRE)35.3000.1683-1

EXCERPT FROM THE MINUTES OF THE 790TH BOARD OF DIRECTORS' MEETING

On June 5, 2014, at 9:00 a.m., called by the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, under an ordinary procedure, pursuant to the caput of Article 12 of the Company’s Bylaws, the appointed and undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP met in the conference room located at Rua Bela Cintra, 847, 14º andar, in the city of São Paulo. Mauro Arce began the works by greeting everyone, justifying the absence of Board Member Jerônimo Antunes and appointing Marli Soares da Costa to act as Executive Secretary of the Board of Directors. The Chairman then informed the Board that, on May 20, 2014, Board Members Francisco Vidal Luna and Luís Eduardo de Assis had signed the Instrument of Investiture and other documents required by the pertinent legislation, being therefore equipped to perform their duties. (...) The Chief Financial and Investor Relations Officer, Rui de Britto Álvares Affonso and the Funding and Investor Relations Superintendent, Mário Azevedo de Arruda Sampaio, were then offered the floor again to explain item 3 on the agenda: Rectification and ratification of the Board’s resolution in the 789th Board of Directors’ Meeting of May 14, 2014, regarding the contracting of a loan with the Brazilian Development Bank - BNDES, to finance two projects selected by the Ministry of Cities in São Bernardo do Campo and Santana do Parnaíba, due to the  restatement of interest rates (time: 15’), consolidated in the Board of Directors’ Proposal of June 4, 2014, Executive Board Resolution 0192/2014 of June 4, 2014, which rectified and ratified Executive Board Resolution 0170/2014 of January 9, 2014, Internal Communication FIN 025/2014 of May 23, 2014 and the Power Point presentation, all duly distributed and filed at the Company’s headquarters. The Officer explained that the rectification was necessary due to the change in the BNDES’ operating policies for the Environmental Sanitation line, which generated an increase in the basic remuneration from 0.90% to 1.00% for all operations in the 4th Selection of PAC 2 (PAC 2013-2014), according to the justification sent by the BNDES through e-mail on May 23, 2014, which comprise the documentation of this meeting. The matter was discussed and then voted on, pursuant to Article 13, item XIII, of the Company’s Bylaws, resulting in the unanimous approval of the rectification and ratification of the Board’s resolution dated May 14, 2014, regarding the financial conditions for the contracting of a loan with the Brazilian Development Bank - BNDES, to finance two projects selected by the Ministry of Cities in São Bernardo do Campo and Santana do Parnaíba, as follows: 1) change in the interest rate from 1.66% p.a. plus the TJLP (long-term interest rate) to 1.76% p.a. plus the TJLP; 2) maintenance of the other conditions approved by the Board of Directors at the meeting held on May 14, 2014. The Chief Financial and Investor Relations Officer is hereby authorized to carry out all the procedures and measures required to conclude negotiations and execute the agreements. (...)These minutes, after being approved, were signed by all attending Board members: Mauro Guilherme Jardim Arce, Alberto Goldman, Cláudia Polto da Cunha, Dilma Seli Pena, Francisco Vidal Luna, Luís Eduardo de Assis, Reinaldo Guerreiro and Walter Tesch. This is a free English translation of an excerpt of the original Minutes drawn up in the Book of Minutes of the Board of Directors. São Paulo, June 5, 2014. Mauro Guilherme Jardim Arce, Chairman of the Board of Directors. Marli Soares da Costa, Executive Secretary of the Board of Directors. ECONOMIC DEVELOPMENT, SCIENCE, TECHNOLOGY AND INNOVATION DEPARTMENT - COMMERCIAL REGISTRY OF THE STATE OF SÃO PAULO. I do certify Registration under no.275.262/14-5 of July 17, 2014. FLÁVIA REGINA BRITTO, Secretary General.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 23, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.